Exhibit 99.2
World Color Press Inc.
(Formerly Quebecor World Inc.)
Reconciliation to United States Generally Accepted
Accounting Principles
Third Quarter Ended September 30, 2009
(Unaudited)

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
•	World Color Press Inc. (the “Company or “Successor”) follows generally accepted accounting principles (“GAAP”) in Canada, which differ in some respects from those applicable in the United States. The Company has prepared the following reconciliation of the significant accounting differences between Canadian GAAP and GAAP in the United States (“US GAAP”), and has provided additional significant disclosures required by US GAAP. These reconciliations should be read in conjunction with the interim financial statements of the Company as at and for the period ended September 30, 2009 and the annual financial statements of Quebecor World Inc. as at and for the year ended December 31, 2008.

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
Reconciliation of net income (loss) and earnings (loss) per share
The application of US GAAP would have the following effects on the consolidated statements of net income (loss) as reported:

	Successor	Predecessor
	Two months	Seven months	Nine months
	ended	ended	ended
	September 30,	July 31,	September 30,
	2009	2009	2008

Net income (loss), as reported in the consolidated statements of income (loss) per Canadian GAAP	$2.7	$(174.8)	$(1,005.3)

Adjustments:
Preferred shares (1)	2.5	1.6	4.6
Conversion option (2)	9.1	—	—
Warrants (3)	(5.8)	—	—
Call option on term loan (4)	(1.0)	—	—
Pension and other post retirement benefits (8)	—	2.4	—
Sale-leaseback of a property (9)	—	(4.4)	(6.1)
Inventories (10)	—	0.6	1.3
Loss on disposal of discontinued operations (10)	—	—	(8.9)
Reduction of a net investment in a foreign operation (11)	—	—	107.8
Fresh start adjustments (net of taxes of $3.4) (5)	—	438.0	—
Gain on settlement of compromised debt (net of taxes of $235.4) (5)	—	1,704.8	—
Financial reorganization costs (5)	—	(14.1)	—
Income taxes (7)	(4.7)	8.0	(7.9)

Total adjustments to net income (loss)	0.1	2,136.9	90.8

Net income (loss) per US GAAP	$2.8	$1,962.1	$(914.5)

Net income allocated to holders of preferred shares (1)	—	10.5	18.4

Net income (loss) per US GAAP available to holders of equity shares	$2.8	$1,951.6	$(932.9)

Weighted average number of equity shares outstanding (in millions):
Basic	73.3	205.5	176.4
Diluted	85.9	220.5	176.4

Earnings (loss) per share per US GAAP:
Basic	$0.04	$9.50	$(5.29)
Diluted	0.03	8.85	(5.29)

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
Effect on consolidated balance sheets
The application of US GAAP would have the following effects on the consolidated balance sheets, as reported:

	Successor		Predecessor
	September 30, 2009		December 31, 2008
	Canada	United States	Canada	United States

Assets
Inventories (10)	192.3	192.3	233.9	252.2
Current future income taxes (7)	21.1	21.1	13.9	13.6
Property, plant and equipment (9) (10)	1,128.8	1,128.8	1,161.0	1,200.9
Income taxes receivable (1)	5.5	7.0	31.0	31.0
Goodwill (5)	—	171.7	—	—
Other assets (4) (5) (6) (8) (9)	88.6	158.3	334.3	188.6

Liabilities
Accrued liabilities (1) (7) (8)	288.2	288.2	345.1	352.5
Income and other taxes payable (7)	15.4	15.4	40.7	15.6
Long-term debt (5) (6) (9)	526.1	596.9	60.8	101.8
Other liabilities (2) (3) (7) (8) (9)	509.8	653.6	246.4	521.8
Long-term future income taxes (5) (7)	216.2	267.1	43.1	12.5
Preferred shares (1)	97.0	—	35.1	—

Shareholders’ equity (deficit)
Capital stock (1) (3) (5)	578.5	706.7	1,595.2	1,545.3
Contributed surplus (2)	53.9	—	103.2	103.0
Retained earnings (deficit)	2.7	2.8	(3,490.0)	(3,382.8)
Accumulated other comprehensive income (loss) (1) (7) (8) (11)	9.8	9.8	236.9	(140.8)

	644.9	719.3	(1,554.7)	(1,875.3)

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
Comprehensive income (loss)
The application of US GAAP would have the following effects on the consolidated statements of comprehensive income (loss):

	Successor	Predecessor
		Seven
	Two months	months	Nine months
	ended	ended	ended
	September 30,	July 31,	September 30,
	2009	2009	2008
Comprehensive income (loss) as reported in the consolidated statements of comprehensive income per Canadian GAAP	$12.5	$(260.4)	$(697.5)

Adjustments to net income (loss) as per above	0.1	2,136.9	90.8

Adjustments to other comprehensive income (loss):
Pension and other post-retirement benefits (8)	—	—	25.1
Foreign currency translation (1) (11)	—	(5.0)	(112.4)

Comprehensive income (loss) as per US GAAP	$12.6	$1,871.5	$(694.0)

Accumulated other comprehensive income (loss)
The accumulated other comprehensive income (loss) for the periods ended September 30, 2009 and December 31, 2008 are as follows:

	Successor	Predecessor
	September 30,	December 31,
	2009	2008

Accumulated other comprehensive income (loss) as per Canadian GAAP	$9.8	$236.9

Adjustments:
Pension and postretirement benefits, net of tax of $59.8 (8)	—	(325.5)
Foreign currency translation, net of tax of nil (1) (11)	—	(52.2)

Accumulated other comprehensive income (loss) as per US GAAP at the end of period	$9.8	$(140.8)

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
Consolidated shareholders’ equity (deficit)
The application of US GAAP would have had the following effects on the statements of shareholders’ equity (deficit) as at September 30, 2009 and as at December 31, 2008:

	Successor	Predecessor
	September 30,	December 31,
	2009	2008

Total consolidated shareholders’ equity (deficit) as per Canadian GAAP	$644.9	$(1,554.7)

Adjustments:
Current year income adjustments	0.1	106.4
Reclassification of preferred shares (1)	94.1	32.3
Conversion option (2)	(53.9)	—
Reclassification of warrants (3)	(93.2)	—
Goodwill recorded at fresh start (5)	171.7	—
Long term future income taxes (5)	(44.7)	—
Other	0.3
Change in accounting policy related to inventories (8)	—	17.4
Pension and post retirement benefits (8)	—	(367.2)
Reduction in net investment in a foreign operation (11)	—	(109.3)
Currency translation adjustments	—	1.5
Stock-based compensation	—	(1.0)
Sale leaseback of a property (9)	—	(0.9)
Income taxes (7)	—	0.2

Total consolidated shareholders’ equity (deficit) as per US GAAP at the end of period	$719.3	$(1,875.3)

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
1. Preferred Shares
Class A convertible preferred shares (successor)
Under Canadian GAAP, the Class A convertible preferred shares issued upon emergence from creditor protection are compound financial instruments with a debt component classified as a liability and an equity component (the conversion option) classified in shareholders’ equity (deficit) as contributed surplus. The debt component under Canadian GAAP is measured at amortized cost using the effective interest rate method. Under US GAAP, these preferred shares are considered to be hybrid instruments with the host component classified as permanent equity and recorded at its initial fair value of $94.1 million and a conversion option accounted for as a derivative instrument at fair value and included in Other liabilities (see note 2 below for US GAAP accounting of the conversion option). As a result, dividends on preferred shares classified as liabilities which are recorded to income under Canadian GAAP are recorded to equity under US GAAP once declared by the Board of Directors. In the two months ended September 30, 2009, $2.5 million of dividends on preferred shares classified as liabilities under Canadian GAAP was reversed for US GAAP.
Preferred shares (predecessor)
Prior to July 31, 2009, under Canadian GAAP, the Series 4 and Series 5 Cumulative Redeemable First Preferred Shares are presented as liabilities in the balance sheet. Under US GAAP, these preferred shares are classified as permanent equity. As a result, dividends on preferred shares classified as liabilities which are recorded through income under Canadian GAAP are recorded through equity under US GAAP, and amounted to $1.6 million for the seven-month period ended July 31, 2009 and $4.6 million for the nine-month period ended September 30, 2008.
2. Conversion option
As previously noted, the Class A convertible preferred shares are compound financial instruments under Canadian GAAP and the conversion option is recorded in equity as contributed surplus at its initial fair value of $53.9 million. The conversion option is not subsequently remeasured.
Under US GAAP, the conversion option is accounted for as an embedded derivative. The conversion option is remeasured to fair value each period with changes in fair value recorded as part of financial expenses under US GAAP. In the two months ended September 30, 2009, the Company recorded a gain of $9.1 million to record the change in fair value of the embedded conversion option. In addition, the total fair value of the embedded conversion option of $44.8 million is presented in Other liabilities.
3. Warrants
Under Canadian GAAP, the warrants are recorded in shareholders’ equity (deficit) at their initial fair value of $93.2 million. Under US GAAP, the warrants are considered to be freestanding derivatives instruments. The warrants are remeasured to fair value each period with changes in fair value recorded as part of financial expenses under US GAAP. In the two months ended September 30, 2009, the Company recorded a charge of $5.8 million to record the change in fair value of the warrants. The fair value of the warrants as at September 30, 2009 of $99.0 million is presented in Other liabilities under US GAAP.

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
4. Call option on term loan
Under Canadian GAAP, the call option on the term loan is considered to be an embedded derivative that is not closely related to the host debt contract and is therefore accounted for as a derivative instrument and included in Other assets. Under US GAAP, the option is an embedded derivative but is considered clearly and closely related to the debt host and is therefore not accounted for separately. Under Canadian GAAP, the embedded call option is remeasured to fair value each period with changes in fair value recorded as part of financial expenses. In the two months ended September 30, 2009, $1.0 million of income representing the change in fair value of the call option on the term loan under Canadian GAAP was reversed for US GAAP.
5. Fresh Start
See note 1 to the September 30, 2009 quarterly financial statements for a detailed description of the impact of Fresh-start accounting under Canadian GAAP.
Upon emergence from creditor protection, the identifiable assets and liabilities of an enterprise are re-valued based on the fair values of such assets and liabilities in a manner similar to that used for a business combination. For both Canadian and US GAAP, it was determined that the Successor Company’s reorganization value was $1.5 billion as at July 31, 2009. The reorganization value represents the fair value of the entity and approximates the amount a willing buyer would pay for the assets of the entity immediately after the plan of arrangement.
Under Canadian GAAP, the difference between the fair value of the Successor’s equity over the fair value of the identifiable assets and liabilities is charged to capital stock. Under US GAAP this difference is recognized as goodwill. The resulting goodwill under US GAAP is not amortized and is subject to an impairment test on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the respective reporting unit below the carrying amount. As a result, $171.7 million has been recorded as goodwill under US GAAP.
Under Canadian GAAP the effect of the fresh start adjustments and the settlement of liabilities subject to compromise (“LSTC”) are accounted for as capital transactions. Under US GAAP, these items are reflected in the Predecessor’s consolidated Statement of income (loss).
Under Canadian GAAP, costs such as success fees, directly incurred in effecting a financial reorganization are accounted for as capital transactions. Under US GAAP, such costs are expensed and reported as financial reorganization costs in the Predecessor’s consolidated Statement of income (loss).
Under Canadian GAAP, the benefit of future income tax assets that exist at fresh start, and against which a valuation allowance is recorded, will be recognized first to reduce to $0 any remaining intangible assets (on a pro-rata basis) that were recorded under fresh start accounting, with any remaining amount as a credit to shareholders’ equity (deficit). Under US GAAP, the unrecognized benefit of future income tax assets that existed at fresh start will be recognized first to reduce any goodwill and then other intangibles to $0, with any remaining amount taken to income.

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
Plan of Reorganization:
Under US GAAP, the gain on settlement of LSTC, net of income taxes of $235.4 million, amounted to $1,704.8 million and, along with success fees of $14.1 million, was included in the Predecessor’s consolidated Statement of income (loss).
Exit Financing:
Under US GAAP, the transaction fees and debt financing costs of $75.8 million which were reflected as a reduction to the face value of the exit facility at the Fresh-start Date under Canadian GAAP, are recorded as a deferred asset and included in Other assets. The net carrying value of the exit facility is amortized to its face value using the effective interest rate method.
Fresh Start Adjustments:
Fresh start accounting adjustments were recorded to reflect the fair values of assets and liabilities and the elimination of the contributed surplus and deficit. In the Predecessor Company, this resulted in a gain of $438.0 million reported in the consolidated Statement of income (loss) under US GAAP.
US GAAP requires recognition of a deferred tax liability on the difference between the accounting basis of an investment in a domestic subsidiary and its tax basis, commonly referred to as an “outside basis difference”. If the outside basis difference in a domestic subsidiary can be recovered tax-free under applicable tax law and the Company expects to avail itself of such law, the outside basis difference is not recorded since taxes are not expected to be paid upon its reversal. As a result of the settlement of LSTC as at the Fresh-start Date, the Company has determined that it cannot recover the outside basis difference in certain of its domestic subsidiaries in a tax-free manner. As such, a deferred tax liability of $44.7 million was recorded as a fresh start adjustment. This deferred tax liability will be re-evaluated at subsequent reporting dates. Under Canadian GAAP, this deferred tax liability is not recognized.
The effect of the Plan and other transactions on the Predecessor Company’s consolidated balance sheet under US GAAP, as of July 31, 2009, is outlined in the table below:

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)

	UNITED STATES GAAP
	Predecessor	Plan of	Exit		Successor
	July 31, 2009	Reorganization	Financing	Fresh Start	July 31, 2009

Assets
Current assets:
Cash and cash equivalents	$292.5	$(104.2)	$(123.5)	$—	$64.8
Accounts receivable	485.2	(23.4)	—	—	$461.8
Inventories	208.7	—	—	(12.5)	$196.2
Income taxes receivable	32.6	(25.7)	—	—	$6.9
Future income taxes	8.9	9.5	—	(4.4)	$14.0
Prepaid expenses and deposits	60.8	4.6	—	—	$65.4

Total current assets	1,088.7	(139.2)	(123.5)	(16.9)	809.1

Property, plant and equipment	1,165.5	8.6	—	(47.2)	1,126.9
Intangible assets	—	—	—	389.0	389.0
Goodwill	—	—	—	171.7	171.7
Restricted cash	92.7	(32.5)	—	—	60.2
Future income taxes	6.5	2.7	—	—	9.2
Other assets	188.8	(3.8)	75.9	(101.2)	159.7

Total assets	2,542.2	(164.2)	(47.6)	395.4	2,725.8

Liabilities and Shareholders’ Equity (Deficit)

Current liabilities:
Bank indebtedness	2.1	—	—	—	2.1
Trade payables	91.3	(1.9)	—	—	89.4
Accrued liabilities	297.6	(7.8)	—	(5.3)	284.5
Amounts owing in satisfaction of bankruptcy claims	—	55.8	—	—	55.8
Income and other taxes payable	19.0	(5.6)	—	(0.1)	13.3
Future income taxes	0.1	—	—	—	0.1
Current portion of long term debt	13.0	—	—	—	13.0
Current portion of liabilities subject to compromise	166.0	(166.0)	—	—	—

Total current liabilities	589.1	(125.5)	0.0	(5.4)	458.2

Liabilities subject to compromise	2,924.0	(2,924.0)	—	—	—
DIP Financing	586.6	—	(586.6)	—	—
Long-term debt	105.3	5.8	—	(45.1)	66.0
Exit Financing	—	—	539.0	—	539.0
Unsecured notes	—	50.0	—	—	50.0
Other liabilities	463.7	182.7	—	8.9	655.3
Future income taxes	2.2	249.4	—	(1.0)	250.6

Shareholders’ equity (deficit):
Capital stock — predecessor	1,545.3	—	—	(1,545.3)	—
Capital stock — successor	—	706.7	—	—	706.7
Contributed surplus	107.0	—	—	(107.0)	—
Retained earnings (deficit)	(3,549.5)	1,690.7	—	1,858.8	—
Accumulated other comprehensive income (loss)	(231.5)	—	—	231.5	—

	(2,128.7)	2,397.4	0.0	438.0	706.7

Total liabilities and shareholders’ equity (deficit)	$2,542.2	$(164.2)	$(47.6)	$395.4	$2,725.8

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
6. Debt financing costs
As described above, under US GAAP, transaction fees and debt financing costs are capitalized as an asset and amortized over the term of the debt. Canadian GAAP requires these fees to be deducted from the amortized cost of the debt. At September 30, 2009, debt financing costs of $70.8 million, which are recorded as a reduction of long-term debt for Canadian GAAP purposes, were classified as Other assets in the US GAAP consolidated balance sheet.
7. Income taxes
Adjustments in the consolidated statement of income (loss) represent the tax impact of differences between Canadian GAAP and US GAAP. In addition, as previously noted in note 5 above, under US GAAP the Company has recorded a deferred tax liability for the outside basis differences in certain domestic subsidiaries, as of the Fresh-start Date, which is then re-evaluated at each reporting date. Any change in the re-evaluated amount is recorded as income tax expense (benefit) under US GAAP. These adjustments totalled an expense of $4.7 million for the two-month period ended September 30, 2009, income of $8.0 million for the seven-month period ended July 31, 2009 and an expense of $7.9 million for the nine-month period ended September 30, 2008.
Under US GAAP, FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.
Under Canadian GAAP, current and long-term tax reserves on income and non-income based taxes are recorded under income tax payable and future tax liabilities, respectively. Under US GAAP, the liability for unrecognized benefits shall not be combined with deferred tax liabilities or assets.
As at the Fresh-start Date, the Company adopted the related US GAAP guidance in accounting for tax uncertainties as permitted under Canadian GAAP and therefore any differences with respect to accounting for tax uncertainties were eliminated at the Fresh-start Date.
8. Pension and post-retirement plans
US GAAP requires the recognition in the balance sheet of the over- or unfunded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in the accumulated other comprehensive loss at each measurement date.
Under Canadian GAAP, a company is not required to recognize the over- or unfunded positions. However, upon the adoption of fresh start accounting, the Company recognized the unfunded position under Canadian GAAP since it represented the fair value of the plan as at July 31, 2009.

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
In 2008, $25.1 million of unfunded pension liabilities related to European operations was reversed in other comprehensive income upon the sale of these operations.
Furthermore, under US GAAP, on January 1, 2008, the Company changed the date of measurement for its defined benefit plan assets and the projected benefit obligation to be as of the date of the fiscal year end consolidated statement of financial position. This resulted in a change of measurement date from September 30, 2008 to December 31, 2008, and an increase to income of $2.4 million for the seven-month period ended July 31, 2009. Under Canadian GAAP the Company changed its measurement date from September 30 to December 31 upon adoption of Fresh-start accounting on July 31, 2009.
9. Sale-leaseback transactions
For Canadian GAAP purposes, the Company entered into a transaction in 2007 whereby it sold assets which it subsequently leased back from the buyer, which was then a company under common control. The lease has been treated as an operating lease and the gain was deferred and amortized over the lease term. Under US GAAP, any form of continuing involvement with the property, other than a normal leaseback, precludes the recognition of a sale and results in accounting for the transaction as a financing and the property continues to be shown as an asset of the Company until the conditions for sales recognition are met. Due to such continuing involvement, the gain that was deferred under Canadian GAAP at the date of a sale and leaseback transaction was reversed under US GAAP. The difference in the Predecessor’s retained earnings and net income is comprised of the amortization related to reinstated property and imputed interest calculated on the borrowing recorded under US GAAP as compared to lease payments recognized under Canadian GAAP. The net difference was a decrease to income under US GAAP of $4.4 million in the seven-month period ended July 31, 2009 and $6.1 million for the nine-month period ended September 30, 2008. Upon adoption of fresh start accounting, the lease was recorded at fair value for both Canadian and US GAAP. Accordingly, the difference in accounting for this transaction has been eliminated subsequent to the Fresh-start Date.
10. Inventories
For Canadian GAAP purposes, effective January 1, 2008 the Company adopted CICA Handbook Section 3031, Inventories, resulting in adjustments to the measurement and allocation of the cost of inventories. Under US GAAP, no changes regarding the recognition and measurement of inventories took place. The increase to income was $0.6 million for the seven-month period ended July 31, 2009 and $1.3 million for the nine-month period ended September 30, 2008. In addition, an amount of $8.9 million of the adjustment under US GAAP was related to the European segment at the time of its disposal in 2008. Upon adoption of Fresh-start accounting, the Company no longer has a difference between Canadian and US GAAP in its accounting for inventories.
11. Reduction of a net investment in a foreign operation
Under Canadian GAAP, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the translation adjustment has to be recognized in income when there has been a reduction of a net investment in a foreign operation. Under US GAAP, a gain or loss can only be recognized in income in the case of a substantial or complete liquidation, a sale or partial sale of a net investment in a foreign operation. This difference resulted in an adjustment to net income (loss) of $107.8 million for the nine-month period ended September 30, 2008.

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
12. Statement of cash flow
The adjustments to comply with US GAAP, with respect to the periods ended September 30, 2009, July 31, 2009, and September 30, 2008 would have no effect on net cash and cash equivalents provided by operating activities, cash provided by (used in) financing activities and cash used in investing activities.
Recent Accounting Pronouncements
In February 2008, the FASB issued Staff Position (FSP) FAS 157-2, which is now codified as FASB ASC 820-10-65 “Effective Date of FASB Statement No. 157, “Fair Value Measurements” ” (which is now codified as ASC 820), which defers the implementation for the non-recurring financial assets and liabilities from fiscal years beginning after November 15, 2007 to fiscal years beginning after November 15, 2008. The provisions of ASC 820 are applied prospectively. The statement provisions effective as of January 1, 2008, did not have a material effect on the Company’s financial position and results of operations. The adoption as of January 1, 2009 of the remaining provisions did not have a material effect on the Company’s financial position and results of operations.
In June 2008, the FASB ratified EITF 07-05, which is now codified as ASC 815-40-25 “Derivative and Hedging, Contracts in Entity’s Own Equity, Recognition” which clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock. The Company adopted ASC 815-40-25 as of January 1, 2009, which did not have a material effect on the Company’s financial position and results of operations, except for the determination of the classification of the warrants issued upon Fresh-start.
In July 2009, the FASB issued SFAS No. 168, which is now codified as FASB ASC 105 “Generally Accepted Accounting Principles” (“ASC 105”). ASC 105 establishes the FASB Accounting Standards Codification as the single source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the provisions of ASC 105 on September 30, 2009. The adoption of ASC 105 did not have an impact on the Company’s results of operations and financial condition.
Effective January 1, 2009, the Company adopted SFAS No. 141(R) which replaces SFAS No. 141, “Business Combinations”. SFAS No. 141(R), which is now codified as FASB ASC 805 “Business Combinations”, retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and that an acquirer be identified for each business combination. This statement also establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling (minority) interests in an acquiree and any goodwill acquired in a business combination or gain recognized from a bargain purchase. The adoption of ASC 805 did not have a material effect on the Company’s financial position and results of operations except as it relates to its use in allocating fair values to assets and liabilities at the Fresh-start Date, as described in note 5 above.

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
Effective January 1, 2009, the Company adopted SFAS 142-3, “Determination of Useful Life of Intangible Assets”, which is now codified as ASC 350-30, “Intangibles — Goodwill and Other, General Intangibles Other than Goodwill”. ASC 350-30 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350, “Intangibles — Goodwill and Other”. ASC 350-30 also requires expanded disclosure regarding the determination of intangible asset useful lives. ASC 350-30 is effective for fiscal years beginning after December 15, 2008. Earlier adoption was not permitted. The adoption of ASC 350-30 did not a material impact on the consolidated financial position, results of operations or cash flows, except as it relates to its use in determining the useful life of the intangible assets recorded at the Fresh-start Date.
In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which is now codified as ASC Topic 820-10-65-4. This standard provides additional guidance for estimating fair value in accordance with SFAS No. 157, “Fair Value Measurements” (ASC Topic 820), when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity. ASC Topic 820-10-65-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company adopted this standard effective January 1, 2009 and the guidance was considered in the valuation of the warrants.
In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, which is now codified as ASC Topic 825-10-65-1. This standard amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments”, which is now codified as ASC Topic 825, to require disclosures about fair value of financial instruments for interim and annual reporting periods. The Company adopted this standard effective January 1, 2009 and the implementation of this standard did not have a material effect on the Company’s financial statements.
Effective August 1, 2009, the Company adopted SFAS No. 165, “Subsequent Events” which is now codified as FASB ASC 855 “Subsequent Events”. The current guidance is intended to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company has evaluated subsequent events through January 8, 2010, the date the reconciliation to US GAAP was issued.
Other additional disclosures
1.	Included in cost of sales under US GAAP is depreciation of $20.3 million of property, plant, and equipment for the two months ended September 30, 2009, $105.1 for the seven months ended July 31, 2009, and $167.9 for the nine months ended September 30, 2008.
2.	The net book values shown in note 12 to the interim consolidated financial statements of the Company as at and for the periods ended September 30, 2009 included accumulated depreciation of $3.4 million and $17.3 million for Buildings and for Machinery and Equipment, respectively, as at September 30, 2009.

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
3.	Income taxes

A reconciliation of the change in gross unrecognized tax benefits (“UTBs”) balance from January 1, 2008 to December 31 2008 is as follows, excluding accrued interest and penalties:

December 31,
2008
(predecessor)

Balance, beginning of period	39.8
Additions to tax positions related to the current year	50.9
Additions to tax positions related to the prior year	2.5
Reductions for tax positions related to the prior year	(5.2)
Settlements with tax authorities	(8.8)
Lapse of applicable statues of limitations	(2.0)
Variation in foreign exchange	(1.7)

Gross UTBs	75.5
Adjustments to reflect net reporting(a)	(46.2)

Balance of UTBs, end of period	29.3

(a)	The adjustments reflect the amount of UTBs that do not meet the asset recognition criteria
4.	Components of net periodic benefit cost

	Successor	Predecessor
		Seven
	Two months	months	Nine months
	ended	ended	ended
	September 30,	July 31,	September 30,
	2009	2009	2008

Current service cost	1.0	3.0	6.2
Interest cost	9.5	30.8	41.2
Expected return on assets	(6.3)	—	—
Actual return on assets	1.3	11.7	87.5
Actuarial loss (gain)	—	153.5	(52.8)
Plan amendments	—	(30.2)	—
Curtailment loss (gain)	—	(3.4)	0.2
Settlement loss	—	0.8	0.3
Difference between expected return and actual return	—	(35.5)	(125.4)
Difference between actuarial loss recognized for the year and actual actuarial loss on accrued benefit obligation for the year	(1.4)	(155.4)	59.0
Difference between amortization of past service cost for the year and actual plan amendments for the year	(0.2)	30.3	(0.4)
Amortization of transitional obligation	—	0.1	—
Defined contribution plans	1.0	5.3	28.1

Net periodic benefit cost	4.9	11.0	43.8

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
5.	Fair Value Measurements

Financial assets and liabilities fair valued on a recurring basis:

		Fair value measurements at reporting date using
		Quoted prices in	Significant
		active markets for	other,	Significant
	September 30,	identical assets	observable	unobservable
	2009	(level 1)	inputs (level 2)	inputs (level 3)

Assets:
Cash and cash equivalents	52.9	52.9	—	—

Liabilities
Warrants (a)	99.0	—	—	99.0
Conversion option on preferred shares (b)	44.8	—	—	44.8

a.	The fair value of the warrants was estimated using a Black-Scholes option pricing model using the following significant inputs as of September 30, 2009:

Risk-free interest rate	2.7%
Implied volatility	23.5%
Dividend yield	Nil
Expected life	5.0 years
Also included in the determination of the fair value of the warrants are estimates for probabilities of the common share price reaching the barrier levels and the probability of a change of control event occurring.

b.	The fair value of the conversion option related to the class A convertible preferred shares was estimated using a convertible bond valuation model using the following significant inputs as of September 30, 2009:

Implied volatility	23.5%
Dividend yield	Nil
Also included in the determination of the fair value of this conversion option are estimates for the expected life of the preferred shares, probability of exercise of the options and a credit spread derived from the Company’s credit spread on other financing arrangements.
The fair value of the long-term debt (including the current portion) as at September 30, 2009 is $596.7 million. The fair value was estimated using a discounted cash flow model based on expected cash flows discounted at prevailing market interest rates.

WORLD COLOR PRESS INC.
Reconciliation to United States Generally Accepted Accounting Principles
Periods ended September 30, 2009 and 2008
(Tabular amounts are expressed in millions of US dollars, except share and per share amounts)
(unaudited)
A reconciliation of the beginning and ending balance of the fair value measurements using significant unobservable inputs (Level 3) was as follows:

	Conversion Option	Warrants	Total

Beginning balance, Fresh-start Date	53.9	93.2	147.1
Total losses (gains) included in earnings (all unrealized)	(9.1)	5.8	(3.3)

	44.8	99.0	143.8

The fair value measurements of financial liabilities using significant unobservable inputs (level 3) are inherently subject to uncertainties outside of management’s control. The estimates and assumptions used are based on management’s best estimates which management believes to be reasonable in the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Changes in estimates and assumptions are reflected in the financial statements in the periods in which the changes are made.
Future accounting standards
In September 2009, the FASB ratified Accounting Standards Update (“ASU”) 2009-13 (“ASU 2009-13”) (previously Emerging Issues Task Force (“EITF”) Issue No. 08-1, Revenue Arrangements with Multiple Deliverables (“EITF 08-1”)). ASU 2009-13 superseded EITF 00-21 and addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 will require companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption will be permitted. The Company is currently evaluating the potential impact, if any, of the adoption of ASU 2009-13 on its consolidated financial statements.
In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”, which is now codified as FASB ASC 715-20 “Defined Benefit Plans—General” (“ASC 715-20”). ASC 715-20 requires more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentrations of risk and fair-value measurements, and the fair-value techniques and inputs used to measure plan assets. ASC 715-20 is effective for fiscal years ending after December 15, 2009 and will be applied prospectively. The Company will adopt the provisions of ASC 715-20 for the period ending December 31, 2009.